SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                         OF THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------------

                              THERMO FIBERGEN INC.
                            (Name of Subject Company)
                              THERMO FIBERGEN INC.
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                      88355U 10 9
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

               (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
                                -----------------------

                           CALCULATION OF FILING FEE

                     Filing relates
Transaction          solely to            Amount of Filing    None.
Valuation:           preliminary          Fee:
                     communications made
                     before the
                     commencement of a
                     tender offer.
------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                 Not applicable
     Form or Registration No.:               Not applicable
     Filing Party:                           Not applicable
     Date Filed:                             Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ] third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

NOTICE OF COMMENCEMENT OF REDEMPTION PERIOD:

                      NOTICE OF COMMENCEMENT OF REDEMPTION PERIOD

                           REDEMPTION RIGHTS ISSUED BY

                              THERMO FIBERGEN INC.

TO HOLDERS OF COMMON STOCK REDEMPTION RIGHTS OF THERMO FIBERGEN INC.

Thermo Fibergen Inc. (the "Company") hereby notifies record holders of the Company's Common Stock Redemption Rights that a Redemption Period with respect to the Redemption Rights will commence on September 1, 2000 and continue until 5:00 p.m., New York City time, on September 30, 2000. During the Redemption Period, holders of Redemption Rights may require the Company to redeem one share of its common stock, $.01 par value per share, for an amount of cash equal to the Company's initial public offering price, $12.75 per share. A second Redemption Period for any holders of Redemption Rights who do not participate in this Redemption Period will take place during the month of September 2001.

Once the Redemption Period commences, holders of Redemption Rights may surrender their shares (accompanied by Redemption Rights) for redemption at the offices of the Company's transfer agent, American Stock Transfer & Trust Company, at the following address: 40 Wall Street, 46th Floor, New York, New York 10005,
Attention: Reorganization Department.

As of July 28, 2000, there are 4,715,000 Redemption Rights outstanding.

THERMO FIBERGEN INC.

Date: July 28, 2000

THE REDEMPTION PERIOD DESCRIBED IN THIS NOTICE HAS NOT COMMENCED. HOLDERS OF REDEMPTION RIGHTS MAY NOT TENDER THEM TO THE COMPANY PRIOR TO THE COMMENCEMENT OF THE REDEMPTION PERIOD ON SEPTEMBER 1, 2000. PRIOR TO THE COMMENCEMENT OF THE REDEMPTION PERIOD, WE WILL FILE A SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE SCHEDULE TO WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING YOUR RIGHTS UNDER THE COMMON STOCK REDEMPTION RIGHTS. WE WILL SEND RECORD HOLDERS A COPY OF THE SCHEDULE TO. IN ADDITION, ONCE IT IS FILED WITH THE COMMISSION, YOU CAN OBTAIN WITHOUT CHARGE THE SCHEDULE TO FROM THERMO FIBERGEN'S INVESTOR RELATIONS DEPARTMENT BY CALLING 781-622-1111 OR AT THE COMMISSION'S WEB SITE AT HTTP:WWW.SEC.GOV.